# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Core University Living Real Estate Income Trust, CIK 0002119505
CUSIP: 21874U805
Title of class of securities: Common shares of beneficial interest, par value $0.01 per share
Address of issuer's principal executive offices: 1400 N. Kingsbury St., Chicago, Illinois (IL), 60642
Date of event which requires filing of this statement: 10/01/2026
Filed by CIK 0002140787
Persons authorized to receive notices and communications: CS RE Holdings, LLC, Attn: Adam Grant, CS RE Holdings, LLC, 1400 N. Kingsbury Street, Chicago, Illinois (IL), 60642, (773) 969-5740

## Reporting persons
- CS RE Holdings, LLC (CIK 0002140787): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC), other (OO); sole voting power 0; shared voting power 2,625,661; sole dispositive power 0; shared dispositive power 2,625,661; aggregate amount beneficially owned 2,625,661 (19.1% of the class)
  Comment: Limited Liability Company
- Core Spaces, LLC: type of reporting person: parent holding company or control person (HC); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 2,625,661; sole dispositive power 0; shared dispositive power 2,625,661; aggregate amount beneficially owned 2,625,661 (19.1% of the class)
- Marc Lifshin: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 2,625,661; sole dispositive power 0; shared dispositive power 2,625,661; aggregate amount beneficially owned 2,625,661 (19.1% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common shares of beneficial interest, par value $0.01 per share
Name of issuer: Core University Living Real Estate Income Trust
Address of issuer's principal executive offices: 1400 N. Kingsbury St., Chicago, Illinois (IL), 60642
Comment:
Explanatory Note

This Amendment No. 1 to Schedule 13D (this "Amendment No. 1") amends and supplements the statement on Schedule 13D initially filed on July 28, 2026 by CS RE Holdings, LLC, Core Spaces, LLC and Marc Lifshin (the "Schedule 13D"). Capitalized terms used but not defined in this Amendment No. 1 shall have the same meanings ascribed to them in the Schedule 13D.

The Schedule 13D and this Amendment No. 1 relate to common shares of beneficial interest, par value $0.01 per share (the "Shares"), of Core University Living Real Estate Income Trust, a Maryland statutory trust (the "Issuer"), having its principal executive offices at 1400 N. Kingsbury St., Chicago, Illinois 60642.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Calculations of the percentage of Shares beneficially owned assumes that there were 13,745,060 Shares outstanding as of November 6, 2026 based on information provided by the Issuer.

As of November 6, 2026, CS RE Holdings directly holds 2,625,661 Shares, all of which are designated as Class E Shares.

The aggregate number and percentage of the Shares beneficially owned by each Reporting Person and, for each Reporting Person, the number of Shares as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition are set forth on Rows 7 through 11 and Row 13 of each of the cover pages of this Amendment No. 1, and are incorporated herein by reference.

Neither the filing of this Amendment No. 1 nor any of its contents shall be deemed to constitute an admission that any of the Reporting Persons (other than CS RE Holdings to the extent it directly holds the Issuer securities reported on this Amendment No. 1) is the beneficial owner of the Shares referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended (the "Act"), or for any other purpose, and such beneficial ownership is expressly disclaimed. The filing of this statement should not be construed to be an admission that any member of the Reporting Persons are members of a "group" for the purposes of Sections 13(d) of the Act.
Number of shares as to which each person has sole or shared power to vote or dispose: See Item 5(a) above.
Transactions in the class effected during the past sixty days: Except as set forth in this Amendment No. 1, none of the Reporting Persons have engaged in any transaction during the past 60 days from November 9, 2026 in any Shares. On October 1, 2026, the Issuer, pursuant to its share repurchase plan, repurchased 496,322 Shares at a price per share of $10.0741 from CS RE Holdings for an aggregate of $5,000,000.
Other persons with the right to receive dividends or sale proceeds: To the best knowledge of the Reporting Persons, no other person than the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares reported herein as beneficially owned by the Reporting Persons.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Signatures
- CS RE Holdings, LLC: /s/ Adam Grant, Adam Grant, General Counsel of Core Spaces, LLC, its sole member (11/09/2026)
- Core Spaces, LLC: /s/ Adam Grant, Adam Grant, General Counsel (11/09/2026)
- Marc Lifshin: /s/ Marc Lifshin, Marc Lifshin (11/09/2026)